UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004.

Northgate Exploration Limited

(Translation of registrant's name into English)

2050 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: May 17, 2004.

(signed)

Jon Douglas
Chief Financial Officer

Creating value through operational excellence



Northgate Minerals Corporation

First Quarter Report — March 31, 2004

Management's Discussion & Analysis

(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate's recorded net earnings of $39,000 in the first quarter compared with a loss of $2,459,000 or $0.01 per share during the corresponding quarter of 2003. The increase in earnings in the current quarter was primarily the result of higher prices for gold and copper which more than offset the lower production of gold and the stronger Canadian dollar. Cash flow from operations (before changes in working capital) was $11,801,000 or $0.06 per share in the first quarter of 2004 compared with cash flow of $6,298,000 or $0.03 per share during the same quarter last year. Earnings and cash flow figures for the first quarter of 2004 and 2003 reflect the retroactive adoption of EIC–141 on revenue recognition. This change in accounting policy, necessitated by a change in Canadian Generally Accepted Accounting Principles ("GAAP") on January 1, 2004, has had the effect of delaying the recognition of sales revenue from the time concentrate is produced at the Kemess mill until Northgate receives a preliminary payment from the buyer. A summary of this change can be found in Note 1 to the financial statements.

Kemess South Mine

The Kemess South mine produced 51,500 ounces of gold and 17.7 million pounds of copper during the first quarter of 2004 compared with 62,000 ounces and 17.2 million pounds in the first quarter of 2003. While copper production in the first quarter of 2004 was slightly above plan, gold production was 15% below plan due primarily to the decision in March to stockpile 400,000 tonnes of higher–grade transition ore and process harder lower–grade ore in its place. The tailings generated by transition ore are unsuitable for tailings dam construction, and the unexpected presence of this ore type necessitated a re–sequencing of ore feed to the mill. As a result, 2004 dam construction remains on schedule and the ounces that were not produced in the first quarter will increase fourth quarter production from the original estimate.

Due to the implementation of a variety of productivity improvements in the Kemess South open pit, the mining team set a new record for tonnes mined during the first quarter of 157,000 per day, compared with 144,800 tonnes per day in the same period of 2003, and unit mining costs dropped to Cdn$0.84 per tonne, 12% lower than in the first quarter of 2003.

Mill availability during the first quarter of 2004 was 92% and throughput was 49,757 tonnes per day in spite of the harder lower–grade ore processed relative to the first quarter of 2003 when availability was 89% and throughput was 49,532 tonnes. During the balance of 2004, throughput is expected to be well in excess of 50,000 tonnes per day as the mill is scheduled to process hypogene ore of average hardness and inherently softer supergene ore during the balance of the year.

Gold recovery which averaged 69% in the first quarter of 2004 was 3% lower than the same period of 2003, and lower than initially expected due to the lower gold head grade and a special focus on higher concentrate grade in early 2004. The focus on concentrate grade was necessary in order to alleviate the inventory backlog that developed due to a railcar shortage caused by a particularly difficult winter shipping season combined with the CN Rail strike. Copper recovery remained constant over the two periods at 84%.

The total cost of production during the first quarter of 2004 was Cdn$7.07 per tonne milled compared with Cdn$7.18 per tonne milled in the corresponding period of 2003. Total site operating costs were virtually identical for the two quarters at Cdn$32 million. Kemess' full absorption cash cost of production during the quarter was $202 per ounce, 20% lower than the same period in 2003. The significantly higher by–product credit generated by higher copper prices in the first quarter of 2004 more than made up for the lower gold production and the effect of the stronger Canadian dollar. In future quarters of 2004, the cash cost at Kemess South should be substantially lower than it was in the first quarter, due to the higher gold and copper production forecast and a recent weakening of the Canadian dollar relative to the US dollar.

The following table provides a summary of operations for the first quarter of 2004, compared with the first quarter of 2003.

Table 1: Kemess South Production

(100 % of Production Basis)	1Q04	1Q03
Ore plus waste mined (tonnes)	14,275,063	13,032,056
Ore mined (tonnes)	5,996,128	4,631,369
Stripping Ratio (waste/ore)	1.38	1.81
Ore Milled (tonnes)	4,527,850	4,457,876
Average mill operating rate (tpd)	49,757	49,532
Gold grade (gmt)	0.515	0.601
Copper grade (%)	0.212	0.207
Gold recovery (%)	69	72
Copper recovery (%)	84	84
Gold production (ounces)	51,500	62,000
Copper productions (000s pounds)	17,717	17,151
Cash cost ($/ounce)		
Full absorption method	202	255
Gold Institute method	163	213

In the first quarter of 2004, the safety record at the Kemess South mine improved as a result of a renewed focus on personal safety awareness. Although one lost time incident was recorded, other broader measures of safety performance, such as the reportable injury frequency and the number of medical aids declined significantly indicating, that the Kemess employees are working more safely.

Financial Performance

Northgate's revenues in the first quarter of 2004 were $36,484,000 compared with $29,753,000 in the corresponding period in 2003. Both these figures include the effect of the accounting policy change on revenue recognition (Note 1 to Financial Statements). Metal sales in the first quarter of 2004 consisted of 51,077 ounces of gold and 16.9 million pounds of copper, compared with 70,298 ounces of gold and 19 million pounds of copper in the corresponding quarter of the previous year. The net realized metal prices received on sales in the first quarter of 2004 were approximately $401 per ounce of gold and $1.24 per pound of copper, compared with $348 per ounce and $0.75 per pound in the first quarter of last year. In the first quarter of 2004, the Corporation closed out 3,750 ounces of its gold forward sales position, which reduced the realized price of gold during the quarter by $8 per ounce.

Total operating costs in the first quarter of 2004 were $21,672,000, compared with the corresponding period last year when costs were $22,257,000. Costs during both periods have been adjusted to reflect the change in accounting policy on revenue recognition. As a result, the operating costs that are reported in a quarter may not have been incurred in that quarter because costs associated with concentrate production are included in inventory until the associated revenue is recognized. The small reduction in operating costs reflects the net effect of selling less metal during the first quarter of 2004 than was actually produced and the stronger Canadian dollar in the current quarter, which had an upward effect on US dollar costs.

Administrative and general expenses were $1,696,000 in the first quarter of 2004, compared with $918,000 in the comparable period of 2003. The higher costs in the first quarter of 2004 were the result of increases in insurance costs after the Corporation's withdrawal from the Brascan Group captive insurance program and other costs associated with establishing a separate corporate office in Toronto.

Depreciation and depletion expenses in the first quarter were $11,364,000, compared to $8,002,000 during the corresponding period of 2003. The depreciation and depletion expense for the current quarter was unusually high due to the large quantity of supergene/leachcap/transition ore mined and stockpiled during the period and will be lower in the second quarter as the stockpiled ore is milled. Amortization of the Corporation's mineral property, plant and equipment is based on the unit–of–production method as ore is mined from the Kemess South pit.

Net interest expense was $1,010,000 for the three months ended March 31, 2004, compared to $952,000 in the corresponding quarter of 2003. The small increase is a result of increased concentrate financing charges as a result of increased commodity prices.

Exploration expenses in the first quarter were $216,000, compared with $517,000 in the comparable period of 2003. Typically, the Corporation does very little exploration in the first quarter of the year due to winter conditions. In 2003, greater than normal exploration expenses were incurred because the pre–feasibility study expenses related to the Kemess North project were still being expensed. Costs related to the development of Kemess North have been capitalized since July 1, 2003.

Capital expenditures during the first quarter of 2004 totaled $6,955,000, compared to $1,380,000 in the corresponding period of 2003. Capital expenditures in the first quarter of this year included the purchase of a mining shovel for $4,214,000 and $1,040,000 related to Kemess North feasibility work, with the balance related to ongoing construction of the tailings dam.

Changes to Accounting Policies

On January 1, 2004 the Corporation retroactively adopted accounting policy changes related to revenue recogn ition and site closure and reclamation costs, as a result of changes to Canadian GAAP. These changes are discussed in Note 1 of the Corporation's first quarter consolidated financial statements.

KEMESS NORTH PROJECT UPDATE

The revised Kemess North Pre–Feasibility study envisions three phases of operation. Between 2004 and 2006 Kemess South will produce an average of 310,000 ounces of gold per year at a cash cost of $118 per ounce; between 2007 and 2009 when both Kemess pits are in operation, gold production will average 288,000 ounces per year at a cash cost of $141 per ounce; and from 2010 until 2020 average production will be 208,000 ounces per year at an average cash cost of $181 per ounce. The final feasibility study will be completed in the summer of 2004. The study has been delayed by several months as a result of (i) additional geotechnical field work completed in January 2004 to verify the pit design and (ii) detailed engineering work related to the tunnel/conveyer system that was identified midway through the feasibility study as the preferred method of moving ore from the Kemess North open pit to the Kemess South concentrator. Permitting continues to advance in discussions with Provincial and Federal regulators. Northgate has targeted the second quarter of 2005 to have permits in place so that construction can begin in the summer of 2005.

Revised Pre–Feasibility Study

In the fall of 2003, Northgate began detailed feasibility study field work on the Kemess North project. This work included geotechnical and condemnation drilling to confirm pit design parameters and to finalize the location of the access road and waste rock/tailings impoundment locations and environmental monitoring studies necessary for the preparation of an Environmental Impact Study (EIS).

Over the same period, the Kemess North project team undertook detailed engineering and design studies and capital cost estimates for the infrastructure required to bring the Kemess North deposit into production. During this process, pump testing determined that the crushed ore pipeline envisioned in the September 2003 pre-feasibility study would require both the SAG and ball mills at Kemess South be relocated to Kemess North to reduce the ore to a finer size prior to entering the pipeline. The additional capital for this change was substantial, so the team went back to the original conveyor/tunnel concept to transport ore to the Kemess mill. As a result, engineering work on the tunnel/conveyer system is only at a pre–feasibility study standard, necessitating a delay in the release of the final feasibility study on Kemess North. All the other aspects of the work completed to date are to feasibility study standards. Northgate management is confident that the technical aspects of the project are well understood and is upgrading a significant portion of the Kemess

North Indicated Resource to a Probable Reserve consistent with NI 43–101. A technical report in support of this change will be filed on SEDAR by May 17, 2004.

The Kemess North pre-feasibility and feasibility work has been carried out under Northgate's direction with the support of several independent engineering firms engaged to provide specific technical expertise in the areas of process design, metallurgical evaluation, pit design and tailings management. Table 2 lists the engineering firms involved and their areas of expertise.

Table 2: Independent Engineering Firms

Technical Area	Firm
Process Design	Hatch Associates Limited
Geotechnical	Knight Piesold Consulting
Metallurgy	Lakefield Research/K.V. Konigsmann
Pit Design	GR Technical Services
Tailings Design and Environment	Klohn Crippen

Probable Reserve

The revised pre–feasibility study on the Kemess North deposit identifies a probable ore reserve of 414 million tonnes at 0.31 g/t gold and 0.16% copper within the designed Kemess North open pit. The life of mine waste:ore stripping ratio for the Kemess North pit is 0.81:1.

Table 3: Probable Reserve

		Grade		Contained Metals	
	Quantity (million mt)	Gold (g/t)	Copper (%)	Gold (million oz)	Copper (million lbs)
Kemess North	414	0.31	0.16	4.1	1,457

Kemess North Development and Production

The mine plan at Kemess North has been optimized and integrated into the Kemess South mine plan and will require the addition of four 240–tonne haul trucks, two dozers, two graders and a small pit wall drill.

Development of the Kemess North infrastructure will begin in 2005. Pre–stripping of the deposit will begin in 2006 in preparation for the treatment of the first ore from the site near the end of 2006. Development will require the construction of a primary crusher and a truck maintenance building at the Kemess North site. Ore from Kemess North will be transported via a 4 km tunnel/8 km conveyer to the existing ore stockpile at the Kemess South plant site. Development will also require construction of a 13 km road and power and water lines to the Kemess North site as well as a new tailings line to carry tailings from the mill to a new impoundment facility at Duncan Lake.

In order to accommodate the additional ore production from Kemess North, a third milling circuit consisting of a SAG mill and ball mill will be constructed adjacent to the existing Kemess South mill building. The current flotation system has sufficient capacity to process ore from the combined Kemess South/North operation with relatively minor modifications.

During the period of simultaneous operation of the Kemess North and South pits commencing in late 2006, annual mill throughput will rise to 84,000 tonnes per day from the current rate of 53,000 tonnes per day. Once reserves are exhausted at Kemess South at the beginning of 2010, production will rise to an average of 88,000 tonnes per day for the remainder of the Kemess North reserve life.

The annual production of gold at Kemess for the three phases of operation is shown in Table 4.

Table 4: Production Summary

	Units	2004–2006 Kemess South	2007–2009 Combined	2010–2020 Kemess North
Pre-stripping	million tonnes	—	20	—
Mining rate	million tonnes/year	45	45	57
Milling rate	tonnes/day	53,000	84,000	88,000
Annual Production:				
Gold	ounces	310,000	288,000	208,000
Copper	million lbs	82	98	105
Silver	ounces	435,000	570,000	620,000

Mill tailings and waste rock from Kemess North will be impounded underwater in Duncan Lake beginning in 2005 and ultimately, once the Kemess South mine is exhausted, the Kemess South open pit will also be used for tailings impoundment. Underwater storage represents the best long-term environmental option for containment of tailings and waste rock and the only known solution that prevents acid generation and the leaching of metals into the environment. At the conclusion of mining, closure plans include the re-establishment of fish habitat in Duncan Lake.

Ore Metallurgy

Kemess North ore is exclusively hypogene ore with similar milling and metallurgical characteristics to the hypogene ore at Kemess South. Extensive metallurgical test work performed at Lakefield Research has determined that recoveries of 62% for gold and 89% for copper can be expected over the life of the Kemess North mine.

Capital Expenditures

The development of the Kemess North deposit will require an initial capital expenditure of $160 million over the 2005 and 2006 period. Sustaining capital over the entire 16 mine life will total $85 million. A more detailed summary of capital requirements by year is shown in Table 5.

Table 5: Kemess North Capital Expenditure Summary

Description (millions)	2005	2006	Total
Tunnel/Conveyor	20	26	**46**
Mining equipment & pre–stripping	5	15	**20**
Third ginding line	5	30	**35**
Crusher and Infrastructure	15	25	**40**
Tailings and water management	19	—	**19**
Total	**64**	**96**	**160**

Operating Costs

The operating cost projections for the combined Kemess South/Kemess North mine plan have been estimated based on Northgate's operating experience at Kemess South and the specific requirements of the Kemess North development plan. Operating costs for the three phases of operation are shown in Table 6.

Unit operating costs at Kemess North will be substantially lower than those at Kemess South due to the lower stripping ratio of the Kemess North ore body, a reduction in milling costs due to higher throughput and lower tailings disposal and fixed overhead costs.

Table 6: Operating Cost Summary (Cdn$/tonne milled, except where noted)

	2004–2006 Kemess South	2007–2009 Combined	2010–2020 Kemess North
Mining [1]	$ 2.48	$ 1.57	$ 1.85
Milling	2.63	2.41	2.20
G & A	1.20	0.76	0.73
Total	$ 6.31	$ 4.74	$ 4.78
Gold Cash Cost (US$/ounce)	$ 118	$ 141	$ 181

(1)   Mining costs on a per tonne of material moved basis are $1.03 (2004–2006),$1.06 from 2007–2009 and $1.00 (2010–2020)

Project Economics

At prices of $375 per ounce for gold, $1.00 for copper and an exchange rate of Cdn$/US$ 1.45, the un–levered internal rate of return ("IRR") on the incremental cash flow generated by Kemess North is 8.6 %. Table 7 provides IRR sensitivities to changes in selected price and operating assumptions and Table 8 provides an IRR matrix at different prices of gold and copper.

Table 7: Internal Rate of Return Sensistivities

Parmeter	Change	Approximate IRR Change
Gold Price	± $25/oz	1.7%
Copper Price	± $0.05/lb	1.5%
F/X Rate	± 0.05 CdnUS	1.8%
Initial Capital	± $10 million	0.7%
Smelter Charges	± $5/mt/$0.005/lb	0.5%

Table 8: Effect of Gold and Copper Prices on IRR

		Copper Price $/lb				
		$0.90	$0.95	$1.00	$1.05	$1.10
	$350	3.2%	5.1%	6.8%	8.4%	9.9%
Gold	$375	5.2%	7.0%	8.6%	10.1%	11.5%
Price	$400	7.1%	8.8%	10.3%	11.7%	13.1%
	$425	8.9%	10.4%	11.9%	13.3%	14.6%
	$450	10.6%	12.0%	13.4%	14.7%	16.0%

Completion of Final Feasibility Study

Northgate expects to complete the Kemess North feasibility study during the summer of 2004. The study will incorporate (i) the final design of the tunnel/conveyor ore transport system, (ii) a cost-benefit analysis of further increases in mill throughput by increasing the size of the new grinding line and, (iii) any additional reserves created at Kemess South as a result of the 2004 drilling program.

Permitting

The permitting process commenced in October 2003 with the filing of a Project Description with the British Columbia Environmental Assessment Office. Numerous discussions have taken place with Provincial and Federal regulators, First Nations and other stakeholders with regards to water quality, fisheries and waste and tailings disposal options. Technical data, alternative studies and compensation plans have been completed with the goal of obtaining permits during the second quarter of 2005.

2004 EXPLORATION PLAN

Northgate is planning a $2.7 million exploration program that includes approximately 17,000 metres of diamond drilling on four properties. These properties are the Kemess claims surrounding the Kemess South mine, the Brenda property, 25 km northwest of Kemess, the Hyland Gold property in the southeastern Yukon Territory, and the RDN property in the Eskay Creek District of northeastern British Columbia.

Kemess Claims

The largest proportion of Northgate's 2004 exploration budget, approximately $1.2 million, will be spent within the 87,000 acres of exploration claims surrounding the Kemess South mine. These exploration expenditures will be divided between diamond drilling, geophysical surveys and various prospecting activities. The majority of the 8,000 metres of drilling will focus on a mineralized area to the southwest of the Kemess South pit where the potential exists to increase the mine life of the existing pit. Drilling is also planned at the Nugget Zone to follow up on the near surface gold/copper porphyry mineralization discovered in 2003, on Duncan Ridge, where drilling in 2003 intersected copper zinc silver skarn mineralization, and at the Hilda showing, where boulders with high-grade gold mineralization have been found.

Rimfire Joint Venture

In March of 2004, Northgate signed a letter of intent with Rimfire Minerals Corporation to participate in the exploration of the RDN property located in the Eskay Creek district of northwestern British Columbia. The terms of the letter permit Northgate to earn up to a 60% interest in the property by completing Cdn$5 million of exploration over three years and completing a feasibility study on the property. The RDN property is on Eskay Creek correlative stratigraphy and has similar styles of footwall alteration and mineralization. The 2004 drilling campaign, totaling 3,000 metres, is budgeted at $750,000 and will search for a stratiform precious metal–rich sulphide and sulphosalt ore body similar to the one that makes Eskay Creek the second highest grade gold mine in Canada and the world's fifth largest silver mine.



130°30'W
RDN Property
Highway 37
57°00'N
57°00'N
Iskut River
Eskay Road
Eskay Creek
0
5 km
130°30'W

LEGEND
Alluvium
Early to Middle Jurassic
Hanging wall sequence
Clastic sediments
Basalt
Footwall sequence
Felsic volcanics
Monzonite porphyry
Paleozoic to Early Jurassic
Intrusives, volcanics and sediments
Major fault

Figure 1: Geology map showing the correlation between RDN property and Eskay Creek


SECTION 10550N
View NW
Previous White Pass Zone Drilling
10200E
10300E
10400E
10500E
161.6m @ 0.56 gpt Au
0.08% Cu
1400m
1200m
Monzonite
Monzonite
Toodoggone Fm.
Intermediate
Volcanics
Latite
BR-03-07
BR-03-05
<1% Chalcopyrite
>1% Chalcopyrite
0 50 100
meters

Figure 2: Brenda Project vertical cross section showing the location of Hole 7 relative to historic drilling.

Brenda Property

Drilling on the Brenda property, under an option with Canasil Resources Inc., will follow up on the Kemess North style mineralization found in hole BR–3–07 that intersected 161.6 meters of 0.565 g/t gold and 0.08% copper. Approximately 1,500 meters of diamond drilling will be conducted at a cost of $250,000 in search of a higher grade extension of the existing mineralization.

Hyland Joint Venture

Northgate has allocated $500,000 for an additional 2,400 metres of diamond drilling on the Hyland Gold property in the Tintina Gold Belt of the Southern Yukon. Stratagold Corporation is the operator of this exploration project and Northgate has the option to earn up to a 60% interest in the property which hosts sedimentary gold mineralization similar in style to mines in the Carlin trend of Nevada. The drilling program will test a variety of targets on the property, including strike extensions of mineralization discovered in 2003, a major cross fault interpreted from geophysical and geochemical data, regional targets along strike from last year’s intersections, and independent targets to the east of the main geochemical anomaly.

OUTLOOK

In the first quarter of 2004, Northgate posted strong operating performance at the Kemess South mine and, after completing a revised feasibility study of the Kemess North deposit, moved 4.1 million ounces of the Kemess North resource into reserve. In the next few months, we expect to complete a feasibility study for Kemess North and continue with the mine permitting process that we embarked upon earlier this year, targeting May 2005 to have all our permits in place. During the remaining quarters of 2004, the Kemess South mine is scheduled to deliver strong gold and copper production, as mining moves out of the hard, lower grade ore processed in the first quarter, into softer, higher grade ore that is more typical of our reserve. Our 2004 metal production forecast remains at 300,000 ounces of gold and 75 million pounds of copper. In the current metal price environment, these production levels will see Northgate report a gold cash cost for the full year of less than $150 per ounce and generate record earnings and free cash flow.

Kenneth Stowe

President and CEO

Terry A. Lyons

Chairman

April 30, 2004

Note: This Interim Report includes certain "forward-looking statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov)

Consolidated Balance Sheets

(Expressed in thousands of US dollars)		March 31 2004		December 31 2003
ASSETS		(unaudited)		(restated)
Current Assets				
Cash and cash equivalents	$	**12,314**	$	7,743
Concentrate settlements and other receivables		**11,752**		13,051
Inventory		**15,081**		12,200
		39,147		32,994
Other assets		**15,565**		15,476
Mineral property, plant and equipment		**185,643**		189,964
	$	**240,355**	$	238,434
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	**16,309**	$	15,219
Current portion of capital lease obligations		**4,019**		3,566
Current portion of long–term debt		**14,250**		12,000
		34,578		30,785
Capital lease obligations		**11,316**		9,554
Long–term debt		**38,250**		43,500
Provision for site closure and reclamation		**16,159**		15,983
		100,303		99,822
Shareholders' Equity		**140,052**		138,612
	$	**240,355**	$	238,434

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director

Patrick D. Downey, Director

Consolidated Statements of Operations

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended March 31	
	2004	2003 (restated)
Revenue	$ **36,484**	$ 29,753
Operating costs	**21,672**	22,257
Administrative and general	**1,696**	918
	23,368	23,175
Earnings before interest, taxes, depreciation, depletion and other	**13,116**	6,578
Other:		
Depreciation and depletion	**11,364**	8,002
Accretion of site closure and reclamation liability	**220**	143
Net interest	**1,010**	952
Exploration	**216**	517
Currency translation losses (gains)	**(253)**	(840)
Mining and capital taxes	**425**	244
Other (income) expense	**95**	—
Non–controlling interest	**—**	19
	13,077	9,037
Earnings (loss) for the period	$ **39**	$ (2,459)
Earnings (loss) per share — basic and diluted	$ **(0.00)**	$ (0.01)
Weighted average shares outstanding:		
Basic	**199,116,757**	194,946,459
Diluted	**199,453,871**	196,148,603

Consolidated Statements of Retained Earnings (Deficit)

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended March 31	
	2004	2003 (restated)
Retained earnings (deficit) at beginning of period:		
As previously reported	$ **(39,457)**	$ (48,522)
Adjustment for retroactive change in accounting for asset retirement obligations (Note 1)	**(296)**	875
Adjustment for retroactive change in accounting for revenue recognition (Note 1)	**(6,712)**	(2,809)
Retained earnings (deficit) at beginning of period as restated	**(46,465)**	(50,456)
Earnings (loss) for the period	**39**	(2,459)
Retained earnings (deficit) at end of period	$ **(46,426)**	$ (52,915)

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended March 31	
	2004	2003
CASH PROVIDED BY (USED IN)		(restated)
Operations		
Earnings (loss) for the period	$ **39**	$ (2,459)
Non–cash items:		
Depreciation and depletion	**11,364**	8,002
Non–controlling interest	**—**	19
Accretion of site closure and reclamation liability	**220**	143
Unrealized currency translation losses (gains)	**(542)**	329
Amortization of deferred expenses	**225**	145
Stock–based compensation	**400**	119
Other losses (gains)	**95**	—
	11,801	6,298
Changes in non–cash operating working capital:		
Concentrate settlements and other receivables	**1,299**	442
Inventories	**(2,881)**	987
Accounts payable and accrual liabilities	**1,090**	(3,933)
	11,309	3,794
Investments		
Other assets	**—**	70
Additions to mineral property, plant and equipment	**(3,628)**	(1,380)
	(3,628)	(1,310)
Financing		
Repayment of capital lease obligations	**(1,111)**	(1,196)
Repayment of debt	**(3,000)**	(2,250)
Issuance of debt	**—**	3,743
Issuance of common shares, net of share issuance costs	**1,001**	(22)
	(3,110)	275
Increase (decrease) in cash and cash equivalents	**4,571**	2,759
Cash and cash equivalents at beginning of periord	**7,743**	4,401
Cash and cash equivalents at end of period	$ **12,314**	$ 7,160
Supplementary information:		
Cash paid during the period for:		
Interest	$ **856**	$ 649
Income taxes	$ **—**	$ —
Non–cash financing activities:		
Issuance of common shares for acquisition of non–controlling interest in Kemess Mines Ltd.	$ **—**	$ 6,790
Purchase of mineral property, plant and equipment by assumption of capital lease obligations	$ **3,327**	$ —

The accompanying notes form an integral part of these financial statements.

Notes to Consolidated Financial Statements

Three months ended March 31, 2004 and 2003

(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.   Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2003, with the exception of policy changes related to revenue recognition and site closure and reclamation costs which were adopted effective January 1, 2004 as a result of changes to Canadian GAAP.

Revenue recognition

Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under EIC-141, which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP as outlined in SAB 101. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition. Revenue from the sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract these conditions are fulfilled upon receipt of provisional payment from the buyer typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with the buyer pursuant to the terms of sales contract. Adoption of EIC–141 resulted in a decrease in inventory and retained earnings/(deficit) of $6,712,000 as at December 31, 2003, and an increase in revenue of $3,398,000, an increase in operating costs of $1,255,000, an increase in currency translation gain of $69,000 and a decrease in opening retained earnings/(deficit) of $2,809,000 for the three months ended March 31, 2003.

Site closure and reclamation costs

Effective January 1, 2004 the Corporation adopted the CICA's Handbook Section 3110, *"Asset Retirement Obligations"* ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long–lived assets under Canadian GAAP has been harmonized with US GAAP as defined in FASB Statement No. 143, *"Accounting for Asset Retirement Obligations".*

HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income over the life of the asset. Prior to the adoption of HB 3110, the Corporation accounted for reclamation and closure costs according to provisions of Section 3061, *"Property, Plant and Equipment"* of the CICA Handbook and accrued the amount associated with the retirement of tangible long–lived assets as a charge to results from operations over the life of the mine using the units–of–production method. The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening deficit of $295,000 as of January 1, 2004. In addition, adoption of HB 3110 resulted in a decrease in operating costs of $77,000, an increase in depreciation and depletion of $138,000, an increase in accretion of site closure and reclamation costs of $143,000, and a decrease in foreign currency translation gain of $88,000.

The continuity of the provision for site closure and reclamation costs for the three months ended March 31, 2004 is as follows:

Balance, at December 31, 2003	**$**	**12,918**
Effect of change in accounting policy		**3,065**
Balance, at December 31, 2003 as restated		**15,983**
Liabilities incurred in the current period		**173**
Accretion expense		**220**
Effect of foreign exchange		**(217)**
Balance, at March 31, 2004	**$**	**16,159**

The expected estimated site closure costs used in the determination of this provision total $22.8 million which are expected be spent over a period of three years beginning in 2009 after the reserves at Kemess South are depleted. The credit–adjusted risk free rate at which the estimated future cash flows have been discounted was 5.625%.

2. Shareholders' Equity

		March 31 2004		December 31 2003
		(unaudited)		(restated)
Common shares (a)	**$**	**177,180**	$	176,179
Common share purchase warrants		**8,613**		8,613
Contributed surplus (b)		**685**		285
Retained earnings (deficit)		**(46,426)**		(46,465)
	$	**140,052**	$	138,612

(a)   Common Shares

	Number of Shares		Amount
Balance, December 31, 2003	198,759,915	$	176,179
Issued in Q1 2004:			
On exercise of warrants	1,500,000		949
On exercise of options	47,100		52
Balance, March 31, 2004 (unaudited)	200,307,015	$	177,180

(b)   Stock-Based Compensation

During the three months ended March 31, 2004, the Corporation granted 1,190,000 options to employees exercisable at Cdn$2.88 for seven years. 238,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary of the grant date over the next four years. The fair value of the share options vested in the three months ended March 31, 2004 is $400,000 (2003–$119,000).

The fair value of share options granted during the first quarter of 2004 and the comparable period of 2003 were estimated using the Black-Scholes option pricing model with the following assumptions:

	For Options Granted in Q1 2004	For Options Granted in Q1 2003
Risk–free interest rate	2.5%	2.5%
Annual dividends	—	—
Expected stock price volatility	67%	63%
Expected option life	4 years	3 years
Per share fair value of options granted (Cdn$)	$1.51	$0.80

3.   Financial Instruments

At March 31, 2004, Kemess Mines Ltd., a wholly owned subsidiary of Northgate, had forward sales commitments with major financial institutions to deliver 326,250 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between April 28, 2004 and December 31, 2007. The unrealized loss on these forward sales contracts at March 31, 2004 was approximately $43,026,000.



Corporate Information

Northgate Minerals Corporation is gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Shareholder Information

Transfer Agent

Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone: (604) 661-0222
Toll Free: 1-888-661-5566
Facsimile: (604) 669-1548

Stock Exchange Listings

The Toronto Stock Exchange

Stock Symbol: NGX
Warrant Symbols: NGX.WT / NGX.WT.A

The American Stock Exchange

Stock Symbol: NXG

Shareholders and investors requiring additional information should contact the Corporation at (604) 681-4004 or by email at ngx@northgateminerals.com, or visit our website at www.northgateminerals.com.

Corporate Offices

Northgate Minerals Corporation
815 Hornby Street
Suite 404
Vancouver, British Columbia
Canada V6Z 2E6
Telephone: (604) 681-4004
Facsimile: (604) 681-4003

Toronto Office

Northgate Minerals Corporation
18 King Street East
Suite 1602
Toronto, Ontario
Canada M5C 1C4
Telephone: (416) 363-1701
Facsimile: (416) 363-6392

Kemess South Mine

PO Box 3519
Smithers, British Columbia
Canada V0J 2N0
Telephone: (604) 881-8400
Facsimile: (604) 881-8418

Selected Quarterly Financial Data

	2004 Quarter Ended	2003 Quarter Ended				2002 Quarter Ended			
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Gold Production (ounces)	51,500	78,761	84,132	69,225	62,000	77,507	69,196	67,360	68,193
Copper Production (000s lbs)	17,717	22,165	17,346	19,516	17,151	20,227	16,869	17,316	18,451
Cash Cost ($/ounce)	$ 202	$ 180	$ 201	$ 249	$ 255	$ 194	$ 209	$ 217	$ 198

Printed in Canada

Our Commitment to the Environment

Northgate's Kemess South Mine is committed to the concept of sustainable development, which requires balancing good stewardship in the protection of human health and the natural environment with the need for economic growth. Together with our employees, our commitment is to act responsibly in mining and production, exploration and development, transportation, storage, handling, distribution, use and ultimate disposal of metals, by–products and wastes so as to minimize measurable effects on life, health and the environment.



To meet today's environmental challenges and greater public expectations, Northgate has adopted a comprehensive and proactive environmental protection policy that reflects our belief in sustainable development combined with environmental sensitivity. Through the diligent application of technically proven and economically feasible solutions, the Corporation is committed to protecting its employees, customers, the public and the environment from known risks or hazards that its mining and exploration activities may present.



Northgate Minerals Corporation

815 Hornby Street
Suite 404
Vancouver, British Columbia
Canada V6Z 2E6

Tel: (604) 681-4004
Fax: (604) 681-4003

www.northgateminerals.com